FINANCIAL SUMMARY

(Thousands except per share amounts, ratios and store and associate data)

Fiscal Year	1999	1998	1997	1996	1995[1]	1994	1993	1992	1991
SUMMARY OF OPERATIONS									
Net sales	$4,510,836	$3,885,753	$3,617,856	$2,997,340	$2,516,555	$2,108,310	$1,630,828	$1,325,326	$1,199,496
Gross income	$1,855,785	$1,568,691	$1,337,537	$1,038,923	$ 810,928	$ 696,787	$ 496,500	$ 397,936	$ 366,938
Operating income	$ 793,516	$ 670,849	$ 495,552[2]	$ 456,242[2]	$ 384,196	$ 334,388	$ 218,462	$ 167,287	$ 177,837
Operating income as a percentage of sales	17.6%	17.3%	13.7%[2]	15.2%[2]	15.3%	15.9%	13.4%	12.6%	14.8%
Net income	$ 458,904	$ 394,199	$ 283,836[2]	$ 257,310[2]	$ 202,959	$ 200,388	$ 132,462	$ 102,287	$ 106,404
Net income as a percentage of sales	10.2%	10.1%	7.8%[2]	8.6%[2]	8.1%	9.5%	8.1%	7.7%	8.9%
PER SHARE RESULTS									
Basic net income	$ 1.84	$ 1.50	$ 1.07[2]	$ 0.97[2]	$ 0.87	$ 0.91	$ 0.60	$ 0.46	$ 0.48
Diluted net income	$ 1.81	$ 1.49	$ 1.07[2]	$ 0.97[2]	$ 0.87	$ 0.91	$ 0.60	$ 0.46	$ 0.48
Dividends	$ 0.55	$ 0.53	$ 0.50	$ 0.46	$ 0.11[3]	–	–	–	–
Book value	$ 2.19	$ 2.36	$ 2.00	$ 1.42	$ 0.92	$ 2.50	$ 2.13	$ 2.06	$ 1.68
Diluted weighted average shares outstanding	253,858	265,060	266,212	265,708	232,365	220,500	220,500	220,500	220,500
OTHER FINANCIAL INFORMATION									
Total assets	$1,344,991	$1,448,077	$1,347,700	$1,135,162	$ 943,353	$ 768,551	$ 655,061	$ 611,429	$ 487,388
Return on average assets	33%	28%	23%[2]	25%[2]	24%	29%	21%	19%	26%
Working capital	$ 118,151	$ 419,097	$ 449,722	$ 327,894	$ 217,277	$ 197,957	$ 157,464	$ 151,870	$ 169,703
Current ratio	1.2	1.8	2.1	2.0	1.8	2.2	2.3	2.6	3.1
Capital expenditures	$ 205,516	$ 121,543	$ 124,275	$ 123,630	$ 128,229	$ 107,037	$ 81,145	$ 78,792	$ 76,975
Long-term debt	$ 100,000	$ 250,000	$ 350,000	$ 350,000	$ 350,000	–	–	–	–
Debt-to-equity ratio	18%	41%	66%	93%	143%	–	–	–	–
Shareholders' equity	$ 544,731	$ 608,743	$ 530,895	$ 377,253	$ 245,037	$ 550,395	$ 469,136	$ 455,180	$ 371,188
Return on average shareholders' equity	80%	69%	63%	83%	51%	39%	29%	25%	36%
Comparable store sales increase	12%	5%	11%	7%	1%	13%	9%	1%	8%
STORES AND ASSOCIATES AT END OF YEAR									
Total number of stores open	2,110	1,890	1,710	1,609	1,293	1,037	879	743	662
Retail selling square feet	6,466,000	5,794,000	5,328,000	5,047,000	4,230,000	3,419,000	2,915,000	2,349,000	1,895,000
Number of associates	60,000	55,000	50,000	43,900	39,300	30,100	22,500	15,900	14,200

[1] *Fifty-three-week fiscal year.*

[2] *Including special and nonrecurring charge of $67.6 million in 1997 and $12.0 million in 1996.*

[3] *Represents one quarter's dividend subsequent to the Company's October 1995 initial public offering.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Net sales for the fourth quarter of 1999 were $1.802 billion, an increase of 18% from $1.531 billion for the fourth quarter a year ago. Gross income increased to $819.7 million from $703.4 million in 1998 and operating income increased to $470.8 million from $390.8 million in 1998. Earnings per share were $1.10 versus $0.88 in 1998.

Net sales for the fiscal year ended January 29, 2000 were $4.511 billion, an increase of 16% from $3.886 billion for last year. Gross income increased to $1.856 billion from $1.569 billion in 1998 and operating income increased to $793.5 million from $670.8 million in 1998. Earnings per share were $1.81 compared to $1.49 last year.

BUSINESS HIGHLIGHTS FOR 1999 INCLUDE THE FOLLOWING:

- Sales at Bath & Body Works, Intimate Brands' fastest growing business, grew 22% in 1999 to $1.550 billion. Operating income grew 24%.
- The Victoria's Secret brand grew to $2.937 billion in 1999, a 13% sales increase. Victoria's Secret continues to build strong brand equity through fashion-right, high-quality products, integrated marketing and advertising and the development of brand extensions such as Victoria's Secret Beauty. Through www.VictoriasSecret.com, the brand has broadened its customer base and its ability to build global business.
- Victoria's Secret Stores' sales increased 17% to $2.138 billion, while operating profits grew 20%.
- Sales at Victoria's Secret Catalogue were up 5%, while operating profits were up 10%.
- In May 1999 the Company successfully completed a $500 million stock repurchase program (begun in January 1998). The Company repurchased a total of 13 million shares on a proportionate basis on the open market and from The Limited, Inc. ("The Limited").
- On June 22, 1999, the Company declared a 5% stock dividend to both The Limited and public shareholders. The stock dividend resulted in the issuance of 11.8 million additional shares. All shares and per share information for all periods presented have been restated to reflect the 5% stock dividend (see Notes to the Consolidated Financial Statements).



1,293
1,609
1,828
1,890
2,110
1995
1996
1997*
1998
1999

NUMBER OF STORES

INTIMATE BRANDS

*Before closing 118 Cacique stores on January 31, 1998



$128
$124
$124
$122
$206
1995
1996
1997
1998
1999

CAPITAL EXPENDITURES

INTIMATE BRANDS

(in millions)

FINANCIAL SUMMARY

The following summarized financial data compares 1999 to the comparable periods for 1998 and 1997:

	1999	1998	1997	% Change 1999-98	% Change 1998-97
NET SALES (millions)					
Victoria's Secret Stores	$2,138	$1,829	$1,702	17%	7%
Bath & Body Works	1,550	1,272	1,057	22%	20%
Other (principally Gryphon)	24	26	30	(8%)	(13%)
Total retail sales	3,712	3,127	2,789	19%	12%
Victoria's Secret Catalogue	799	759	734	5%	3%
Cacique	–	–	95	–	(100%)
Total net sales	$4,511	$3,886	$3,618	16%	7%
COMPARABLE STORE SALES					
Victoria's Secret Stores	12%	4%	11%		
Bath & Body Works	11%	7%	11%		
Total comparable store sales increase*	12%	5%	11%		
STORE DATA					
Retail sales increase attributable to new and remodeled stores					
Victoria's Secret Stores	5%	3%	6%		
Bath & Body Works	11%	13%	29%		
Retail sales per average selling square foot					
Victoria's Secret Stores	$ 557	$ 504	$ 495	11%	2%
Bath & Body Works	$ 677	$ 658	$ 676	3%	(3%)
Retail sales per average store (thousands)					
Victoria's Secret Stores	$2,479	$2,261	$2,232	10%	1%
Bath & Body Works	$1,363	$1,284	$1,265	6%	2%
Average store size at the end of year (retail selling square feet)					
Victoria's Secret Stores	4,438	4,466	4,506	(1%)	(1%)
Bath & Body Works	2,051	1,972	1,925	4%	2%
Retail selling square feet at end of year (thousands)					
Victoria's Secret Stores	3,976	3,702	3,555	7%	4%
Bath & Body Works	2,490	2,092	1,773	19%	18%
NUMBER OF STORES					
Beginning of year	1,890	1,710	1,609		
Opened	241	201	233		
Closed	(21)	(21)	(132)		
End of year	2,110	1,890	1,710	12%	11%

**Includes 118 stores from the January 31, 1998 closing of the Cacique business.*

NET SALES

FOURTH QUARTER

Net sales for the fourth quarter of 1999 increased by 18% to $1.802 billion from $1.531 billion in 1998. The increase was due to an 11% increase in comparable store sales, the net addition of 220 new stores and a 12% increase in catalogue sales. Net sales for the fourth quarter of 1998 increased by 10% to $1.531 billion from $1.397 billion in 1997. Excluding the impact of closing Cacique, net sales grew 12%. The net sales increase, excluding Cacique, was due to an 8% increase in comparable store sales, the net addition of 180 new stores and a 6% increase in catalogue sales.

FULL YEAR

Net sales for 1999 increased 16% to $4.511 billion from $3.886 billion in 1998. The increase was due to a 12% increase in comparable store sales, the net addition of 220 new stores and a 5% increase in catalogue sales. Net sales for 1998 increased 7% to $3.886 billion from $3.618 billion in 1997. Excluding the impact from the closure of Cacique, net sales grew 10%. The net sales increase, excluding Cacique, was due to the net addition of 180 new stores, a 5% increase in comparable store sales and an increase in catalogue and other sales.

In 1999, retail sales increased 19% to $3.712 billion. Bath & Body Works' sales increase of 22% was attributable to the net addition of 153 new stores (398,000 retail selling square feet), as well as an 11% increase in comparable store sales. Bath & Body Works' sales increase was primarily driven by a steady flow of innovative new product offerings. Victoria's Secret Stores' sales increase of 17% was attributable to a 12% increase in comparable store sales driven by innovative product introductions, new business opportunities such as Victoria's Secret Beauty, and expanded global presence through major product launches supported by national media and an increased inventory position in basic foundations. The remaining increase came from the net addition of 67 new stores (274,000 retail selling square feet).

In 1998, retail sales increased 12%. The growth was led by a 20% increase in Bath & Body Works' sales that was attributable to the net addition of 140 new stores (319,000 retail selling square feet) and a 7% increase in comparable store sales. Victoria's Secret Stores' sales increase of 7% was attributable to a 4% increase in comparable store sales and the net addition of 40 new stores (147,000 retail selling square feet).

In 1999, Victoria's Secret Catalogue's net sales increased 5% to $799 million. The sales increase was attributable to an increased response rate, higher sales per catalogue page and increased Internet sales through www.VictoriasSecret.com. In 1998, Victoria's Secret Catalogue's net sales increased 3% to $759 million due to an increased response rate.

GROSS INCOME

FOURTH QUARTER

The fourth quarter of 1999 gross income rate (expressed as a percentage of net sales) decreased slightly to 45.5% from 45.9% for the same period in 1998. The rate decline was due to a decrease in the merchandise margin rate attributable to higher markdowns nearly offset by buying and occupancy expense leverage that resulted from an 11% increase in comparable store sales.

The fourth quarter of 1998 gross income rate increased to 45.9% from 42.4% for the same period in 1997. The rate increase was primarily due to an increase in the merchandise margin rate and a decrease in the buying and occupancy expense rate. Both the merchandise margin rate and the buying and occupancy expense rate were favorably impacted by the growth of Bath & Body Works to 39% of total Company net sales in 1998 from 35% in 1997. Bath & Body Works has historically recorded higher merchandise margins due to higher retail markups and lower buying and occupancy costs as a result of smaller store size and higher sales productivity.

FULL YEAR

In 1999, the gross income rate increased to 41.1% from 40.4% in 1998. The rate increase was primarily attributable to a decrease in the buying and occupancy expense rate as the businesses leveraged increased comparable store sales. A slight decrease in the merchandise margin rate was primarily attributable to higher markdowns at Victoria's Secret Catalogue.

In 1998, the gross income rate increased to 40.4% from 37.0% in 1997. The rate increase was attributable to an increase in the merchandise margin rate, primarily at Victoria's Secret Stores, and a slight decrease in the buying and occupancy expense rate. Both the merchandise margin rate and the buying and occupancy expense rate were also favorably impacted by Bath & Body Works, which increased to 33% of total Company net sales in 1998 from 29% in 1997.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES

FOURTH QUARTER

The general, administrative and store operating expense rate (expressed as a percentage of net sales) decreased to 19.4% in the fourth quarter of 1999 from 20.4% for the same period in 1998. The rate decrease was primarily attributable to expense leverage resulting from an 11% comparable stores sales increase.

The general, administrative and store operating expense rate increased to 20.4% in the fourth quarter of 1998 from 19.4% for the same period in 1997. The rate increase was primarily due to the continued investment in national advertising for Victoria's Secret.

FULL YEAR

The general, administrative and store operating expense rates were 23.5%, 23.1% and 21.4% in 1999, 1998 and 1997. The rate increases were primarily due to increases national advertising by Victoria's Secret and additional store staffing to support product extensions and new initiatives at Victoria's Secret Stores.

SPECIAL AND NONRECURRING CHARGE

In 1997, the Company recognized a $67.6 million fourth quarter charge which represented the estimated loss on the closing of the 118 store Cacique lingerie business. Cacique had $95.2 million in sales for 1997 and a $17.0 million operating loss. The business closed effective January 31, 1998 (see Note 2 to the Consolidated Financial Statements). During 1999 and 1998, the Company disbursed a total of $34.8 million in cash relating to the Cacique closing. As of January 29, 2000, the Company had a remaining liability of $2.8 million principally for contractual obligations.

OPERATING INCOME

FOURTH QUARTER

The operating income rate (expressed as a percentage of net sales) increased to 26.1% in the fourth quarter of 1999 from 25.5% for the same period in 1998. The increase was primarily due to a decrease in the general, administrative and store operating expense rate which more than offset the decrease in the gross income rate.

The operating income rate increased to 25.5% in the fourth quarter of 1998, from 18.1% for the same period in 1997. Excluding the 1997 special and nonrecurring charge, the fourth quarter operating income rate increased to 25.5% from 23.0%. The rate increase was primarily due to an increase in the gross income rate which more than offset an increase in the general, administrative and store operating expense rate.

FULL YEAR

The operating income rate was 17.6%, 17.3% and 13.7% in 1999, 1998 and 1997. Excluding special and nonrecurring charges, the operating income rate would have been 15.6% in 1997. The rate improvements were driven by the factors described above.

INTEREST EXPENSE AND OTHER INCOME

In 1999, the Company incurred $7.3 million and $32.0 million in interest expense for the fourth quarter and year, compared to $7.6 million and $30.1 million in 1998 for the same periods. Interest expense relates to the term debt as well as the payable to The Limited (see Note 9 to the Consolidated Financial Statements). The increase in interest expense was primarily due to an increase in the Company's payable to The Limited as a result of a stock repurchase program and the repayment of $100 million in term debt.

In 1999, the Company earned $1.4 million and $3.4 million in other income for the fourth quarter and year, compared to $3.8 million and $16.4 million in 1998 for the same periods. The decrease in the fourth quarter and the year was primarily due to a decline in interest income driven by lower invested cash balances. Lower cash balances are the result of the stock repurchase program and the repayment of $100 million in term debt.

FINANCIAL CONDITION

The Company's consolidated balance sheet as of January 29, 2000 provides evidence of financial strength and flexibility. A more detailed discussion of liquidity, capital resources and capital requirements follows.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities and borrowings from The Limited provide the resources to support current operations, including projected growth, seasonal requirements and capital expenditures.

A summary of the Company's working capital position and capitalization follows:

(Thousands)	1999	1998	1997
Cash provided by operating activities	$499,150	$509,671	$440,475
Working capital	$118,151	$419,097	$449,722
CAPITALIZATION			
Long-term debt	$100,000	$250,000	$350,000
Shareholders' equity	544,731	608,743	530,895
Total capitalization	$644,731	$858,743	$880,895

In 1999, working capital has been reduced to reflect $150 million of debt due in 2000 (see Note 8 to the Consolidated Financial Statements) which will be repaid through cash from operations. No additional borrowings are currently anticipated.

The Company considers the following to be appropriate measures of liquidity and capital resources:

	1999	1998	1997
Debt-to-capitalization ratio (long-term debt divided by total capitalization)	16%	29%	40%
Cash flow to capital investment (net cash provided by operating activities divided by capital expenditures)	243%	419%	354%

The Company's operations are seasonal in nature and are comprised of two principal selling seasons: spring (the first and second quarters) and fall (the third and fourth quarters). The fourth quarter, including the Holiday season, has accounted for approximately 40% of net sales in each of the last three years. Accordingly, cash requirements are highest in the third quarter as the Company's inventory builds in anticipation of the Holiday season, which in turn produces a substantial portion of the Company's operating cash flow for the year.

OPERATING ACTIVITIES

Net cash provided by operating activities totaled $499.1 million, $509.7 million and $440.5 million for 1999, 1998 and 1997. The major use of operating cash in 1999 was for the increase in inventories, especially at Victoria's Secret Stores with the "never out of stock" on basics inventory program, partially offset by an increase in accounts payable and accrued expenses.

INVESTING ACTIVITIES

Investing activities were primarily capital expenditures for new and remodeled stores and other strategic brand investments.

FINANCING ACTIVITIES

Financing activities included quarterly cash dividend payments totaling $0.55 per share or $136.5 million for the year. In addition, financing activities included two stock repurchase programs during 1999 and 1998. In May 1999, the Company completed a $500 million stock repurchase program. Purchases were made on a proportionate basis from both the Company's public shareholders and The Limited. In total, the Company repurchased 2.0 million shares from public shareholders and 11.0 million shares from The Limited at the same weighted average per share price. In August 1998, the Company completed a repurchase program to acquire 4.7 million shares of its common stock for $106 million from its public shareholders. These repurchased shares were specifically reserved to cover shares needed for employee benefit plans. Other financing activities in 1999 and 1998 included a $17.9 million net increase and an $18.3 million net decrease in the payable to The Limited (see Note 9 to the Consolidated Financial Statements).

A summary of stores and retail selling square feet follows:

	Plan 2000	End of year 1999	End of year 1998	Change from 2000-1999	Change from 1999-1998
VICTORIA'S SECRET STORES					
Stores	971	896	829	75	67
Retail selling square feet	4,270,000	3,976,000	3,702,000	294,000	274,000
BATH & BODY WORKS					
Stores	1,386	1,214	1,061	172	153
Retail selling square feet	2,993,000	2,490,000	2,092,000	503,000	398,000
Total retail stores	2,357	2,110	1,890	247	220
Retail selling square feet	7,263,000	6,466,000	5,794,000	797,000	672,000

CAPITAL EXPENDITURES

Capital expenditures amounted to $205.5 million, $121.5 million and $124.3 million for 1999, 1998 and 1997, of which $102.0 million, $87.0 million and $72.4 million were for new stores and remodeling and expanding existing stores. Remaining capital expenditures are primarily related to information technology, the Company's distribution centers and investments in intellectual property assets. Capital expenditures in 1997 included $30.2 million related to the construction of the Bath & Body Works distribution center.

The Company added 672,000 retail selling square feet in 1999, which represented an increase of 12% over 1998. The increase in retail selling square feet resulted from the net addition of 220 new stores and the expansion of 58 stores. The capital expenditures were funded with cash from operations.

The Company anticipates spending $260 to $290 million in 2000 for capital expenditures, of which $225 to $250 million will be for new stores and the remodeling and expansion of existing stores.

The Company intends to add approximately 800,000 retail selling square feet in 2000, which will represent a 12% increase over year-end 1999. It is anticipated the increase will result from the addition of approximately 250 new stores and the expansion of approximately 70 stores. The Company expects that future capital expenditures will be funded by net cash provided by operating activities.

IMPACT OF INFLATION

The Company's results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes the effects of inflation, if any, on the results of operations and financial condition have been minor.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2000 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this Report or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, postal rate increases and charges, paper and printing costs, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train associates.

CONSOLIDATED STATEMENTS OF INCOME

(Thousands except per share amounts)	1999	1998	1997
Net sales	$4,510,836	$3,885,753	$3,617,856
Costs of goods sold, occupancy and buying costs	(2,655,051)	(2,317,062)	(2,280,319)
Gross income	1,855,785	1,568,691	1,337,537
General, administrative and store operating expenses	(1,062,269)	(897,842)	(774,385)
Special and nonrecurring charge	–	–	(67,600)
Operating income	793,516	670,849	495,552
Interest expense	(32,017)	(30,050)	(30,326)
Other income, net	3,405	16,400	8,610
Income before income taxes	764,904	657,199	473,836
Provision for income taxes	306,000	263,000	190,000
Net income	$ 458,904	$ 394,199	$ 283,836
NET INCOME PER SHARE			
Basic	$ 1.84	$ 1.50	$ 1.07
Diluted	$ 1.81	$ 1.49	$ 1.07

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Thousands)	January 29, 2000	January 30, 1999
ASSETS		
CURRENT ASSETS		
Cash and equivalents	$ 76,373	$ 387,774
Accounts receivable	18,135	15,627
Inventories	583,469	479,896
Store supplies	42,103	34,465
Other	51,832	48,174
Total current assets	771,912	965,936
Property and equipment, net	449,043	398,469
Other assets	124,036	83,672
Total assets	$1,344,991	$1,448,077
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 102,446	$ 93,764
Current portion of long-term debt	150,000	100,000
Accrued expenses	248,729	232,592
Payable to The Limited, Inc.	23,741	5,860
Income taxes	128,845	114,623
Total current liabilities	653,761	546,839
Long-term debt	100,000	250,000
Deferred income taxes	816	2,251
Other long-term liabilities	45,683	40,244
SHAREHOLDERS' EQUITY		
Common stock	2,646	2,527
Paid-in capital	1,217,806	672,391
Retained earnings (deficit)	(113,067)	109,496
	1,107,385	784,414
Less: treasury stock, at average cost	(562,654)	(175,671)
Total shareholders' equity	544,731	608,743
Total liabilities and shareholders' equity	$1,344,991	$1,448,077

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock					
(Thousands)	Shares Outstanding	Par Value	Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock, at Average Cost	Total Shareholders' Equity
Balance, February 1, 1997	265,123	$2,527	$ 675,240	$(296,871)	$ (3,643)	$377,253
Net income	–	–	–	283,836	–	283,836
Cash dividends	–	–	–	(131,330)	–	(131,330)
Exercise of stock options and other	104	–	(620)	–	1,756	1,136
Balance, January 31, 1998	265,227	$2,527	$ 674,620	$(144,365)	$ (1,887)	$530,895
Net income	–	–	–	394,199	–	394,199
Cash dividends	–	–	–	(140,338)	–	(140,338)
Repurchase of common stock	(7,469)	–	–	–	(201,606)	(201,606)
Exercise of stock options and other	420	–	(2,229)	–	27,822	25,593
Balance, January 30, 1999	258,178	$2,527	$ 672,391	$ 109,496	$(175,671)	$608,743
Net income	–	–	–	458,904	–	458,904
Cash dividends	–	–	–	(136,501)	–	(136,501)
Stock dividend	–	119	544,847	(544,966)	–	–
Repurchase of common stock	(9,735)	–	–	–	(404,410)	(404,410)
Exercise of stock options and other	707	–	568	–	17,427	17,995
Balance, January 29, 2000	249,150	$2,646	$1,217,806	$(113,067)	$(562,654)	$544,731

The accompanying Notes are an integral part of these Consolidated Financial Statements.



1994 $2,108
1995 $2,517
1996 $2,997
1997 $3,618
1998 $3,886
1999 $4,511

NET SALES

INTIMATE BRANDS

(in millions)

5-YEAR COMPOUND ANNUAL GROWTH RATE = **16%**



1994 $200
1995 $203
1996* $264
1997* $324
1998 $394
1999 $459

NET INCOME*

INTIMATE BRANDS

(in millions)

5-YEAR COMPOUND ANNUAL GROWTH RATE = **18%**

*Excluding special and nonrecurring charge

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands)	1999	1998	1997
OPERATING ACTIVITIES			
Net income	$458,904	$394,199	$283,836
IMPACT OF OTHER OPERATING ACTIVITIES ON CASH FLOWS			
Depreciation and amortization	104,625	101,221	106,197
Special and nonrecurring charge, net of income taxes	–	–	40,600
CHANGE IN ASSETS AND LIABILITIES			
Accounts receivable	(2,508)	19,012	(15,889)
Inventories	(103,573)	(62,193)	7,097
Accounts payable and accrued expenses	24,819	(9,863)	62,165
Income taxes	12,787	30,348	(18,996)
Other assets and liabilities	4,096	36,947	(24,535)
Net cash provided by operating activities	499,150	509,671	440,475
INVESTING ACTIVITIES			
Capital expenditures	(205,516)	(121,543)	(124,275)
FINANCING ACTIVITIES			
Dividends paid	(136,501)	(140,338)	(131,330)
Repayment of long-term debt	(100,000)	–	–
Repurchase of common stock	(404,410)	(201,606)	–
Change in payable to The Limited, Inc.	17,881	18,317	(12,397)
Stock options and other	17,995	14,553	1,136
Net cash used for financing activities	(605,035)	(309,074)	(142,591)
Net (decrease) increase in cash and equivalents	(311,401)	79,054	173,609
Cash and equivalents, beginning of year	387,774	308,720	135,111
Cash and equivalents, end of year	$ 76,373	$387,774	$308,720

In 1999, noncash financing activities included the addition of $0.1 million of common stock and $544.9 million paid-in capital that was transferred from retained earnings as a result of the 5% stock dividend, which resulted in the issuance of 11.8 million additional shares of common stock (see Note 1).

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

Intimate Brands, Inc. (the "Company") includes specialty retail and catalogue operations, which offer women's intimate and other apparel, personal care products and accessories. The Limited, Inc. ("The Limited") owns approximately 84% of the outstanding common stock of the Company, which initiated public ownership on October 24, 1995.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all significant subsidiaries which are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 1999, 1998 and 1997 represent the 52-week periods ended January 29, 2000, January 30, 1999 and January 31, 1998.

CASH AND EQUIVALENTS

Cash and equivalents include amounts on deposit with financial institutions and money market investments with original maturities of less than 90 days.

INVENTORIES

Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

STORE SUPPLIES

The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags, packaging and point-of-sale supplies, is capitalized at the store opening date. In lieu of amortizing the initial balance, subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supplies are periodically inventoried and adjusted as appropriate for changes in supply levels or costs.

CATALOGUE AND ADVERTISING COSTS

Catalogue costs, primarily consisting of catalogue production and mailing costs, are amortized over the expected future revenue stream, which is principally from three to six months from the date catalogues are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $316 million, $294 million and $255 million in 1999, 1998 and 1997. At January 29, 2000 and January 30, 1999, $23.3 million and $26.7 million of unamortized catalogue costs were included in other current assets.

PROPERTY AND EQUIPMENT

Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10 to 15 years for building and leasehold improvements, and 3 to 10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows.

INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line basis over 30 years. The cost of intellectual property assets is amortized based on the sell-through of the related products, over the shorter of the term of the license agreement or the estimated useful life of the asset, not to exceed 10 years.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in The Limited's consolidated Federal and certain state income tax groups for income tax reporting purposes and is responsible for its proportionate share of income taxes calculated upon its Federal taxable income at a current estimate of the annual effective tax rate.

SHAREHOLDERS' EQUITY

On June 22, 1999, the Company declared a 5% stock dividend to both The Limited and public shareholders of record as of July 2, 1999, which resulted in the issuance of 11.8 million shares of common stock. Accordingly, common stock, additional paid-in capital and retained earnings were adjusted in fiscal 1999 based on the fair market value of the additional shares issued.

All share and per share information for all periods presented has been restated to reflect the 5% stock dividend.

At January 29, 2000, there were 550 million of $0.01 par value Class A shares and 550 million of $0.01 par value Class B shares authorized, of which 39.3 million Class A shares and 209.8 million Class B shares were issued and outstanding, net of 6.0 million Class A shares and 10.7 million Class B shares held in treasury. At January 30, 1999, there were 40.0 million Class A shares and 218.2 million Class B shares issued and outstanding, net of 4.9 million Class A shares and 2.3 million Class B shares held in treasury. In addition, there are 55 million of $0.01 par value preferred shares authorized, none of which have been issued.

Holders of Class A common stock generally have identical rights to holders of Class B common stock, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to three votes per share on all matters submitted to a vote of shareholders. Each share of Class B common stock is convertible while held by The Limited or any of its subsidiaries into one share of Class A common stock.

In May 1999, the Company completed a $500 million stock repurchase program. Purchases were made on a proportionate basis from both the Company's public shareholders and The Limited. In total, the Company repurchased 2.0 million shares from public shareholders and 11.0 million shares from The Limited at the same weighted average per share price. In August 1998, the Company completed a repurchase program to acquire 4.7 million shares of its common stock for $106 million from its public shareholders. These repurchased shares were specifically reserved to cover shares needed for employee benefit plans.

REVENUE RECOGNITION

The Company recognizes retail sales at the time the customer takes possession of merchandise – that is, the point of sale. Revenue for gift certificate sales and store credits are recognized when they are redeemed. Revenue recognition for layaway sales is deferred until final payment is made by the customer. Catalogue sales are recorded upon shipment of merchandise. A reserve is provided for projected merchandise returns based on prior experience.

In the fourth quarter of 1999, the Company changed its accounting for gift certificates, store credits and layaway sales to the policy stated above. The Company filed an amended Form 10-K for fiscal year ended January 30, 1999 and restated the unaudited quarterly financial data in Note 14 to reflect this accounting change.

EARNINGS PER SHARE

Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Earnings per basic share is computed based upon the weighted average number of outstanding common shares. Earnings per diluted share includes the weighted average effect of dilutive options and restricted stock on the weighted average shares outstanding.

Weighted average common shares outstanding:

(Thousands)	1999	1998	1997
Common shares issued	265,811	265,335	265,335
Treasury shares	(15,927)	(2,279)	(137)
Basic shares	249,884	263,056	265,198
Dilutive effect of options and restricted shares	3,974	2,004	1,014
Dilutive shares	253,858	265,060	266,212

The computation of earnings per diluted share excludes options with an exercise price that was greater than the average market price of the common shares. The excluded options totaled 351,000, 612,000 and 69,000 shares of common stock that were outstanding at year-end 1999, 1998 and 1997.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with current year presentation.

2. SPECIAL AND NONRECURRING CHARGES

During the fourth quarter of 1997, the Company recognized a $67.6 million charge in conjunction with closing Cacique, a 118-store lingerie business, effective January 31, 1998. The amount included noncash charges of $30 million comprised principally of write-offs and liquidations of store assets. After cash disbursements of $8.0 million in 1999 and $26.8 million in 1998, accruals of $2.8 million, principally for contractual obligations, remained at January 29, 2000. No accruals related to these charges were reversed or recorded in operating income during 1999 or 1998.

3. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of:

(Thousands)	1999	1998
Furniture, fixtures and equipment	$756,325	$672,077
Land, building improvements and leaseholds	179,273	147,302
Construction in progress	1,014	1,682
	936,612	821,061
Less: accumulated depreciation and amortization	487,569	422,592
Property and equipment, net	$449,043	$398,469

4. LEASED FACILITIES AND COMMITMENTS

Annual store rent is comprised of a fixed minimum amount, and/or contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

A summary of rent expense follows:

(Thousands)	1999	1998	1997
STORE RENT			
Fixed minimum	$175,136	$159,368	$155,571
Contingent	36,868	22,414	19,229
Total store rent	212,004	181,782	174,800
Buildings, equipment and other	24,921	18,092	17,196
Total rent expense	$236,925	$199,874	$191,996

Rent expense includes charges from The Limited and its subsidiaries for store, office and distribution center space under formal agreements which approximate market rates. At January 29, 2000, the Company was committed to noncancelable leases with remaining terms of 1 to 20 years. A substantial portion of these commitments consist of store leases with initial terms, ranging from 10 to 20 years, with options to renew at varying terms, and offices and distribution centers leased from The Limited with initial terms of 15 years.

For leases that contain predetermined fixed escalations of the minimum rentals and/or rent abatements, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits, which are included in other long-term liabilities. At January 29, 2000 and January 30, 1999, this liability amounted to $28.1 million and $26.2 million.

A summary of total minimum rent commitments and the related party portion (see Note 9) under noncancelable leases follows:

(Thousands)	Total	Related Party
2000	$194,547	$ 30,786
2001	195,421	31,104
2002	187,255	30,535
2003	171,486	29,617
2004	155,377	27,889
Thereafter	551,679	150,834

5. OTHER ASSETS

Other assets consisted of:

(Thousands)	1999	1998
Goodwill and other intangibles, net of accumulated amortization of $38,349 and $32,143	$108,503	$70,312
Other	15,533	13,360
Total other assets	$124,036	$83,672

6. ACCRUED EXPENSES

Accrued expenses consisted of:

(Thousands)	1999	1998
Compensation, payroll taxes and benefits	$ 55,774	$ 44,939
Deferred revenue	68,700	56,500
Taxes, other than income	14,210	13,789
Interest	9,557	13,663
Other	100,488	103,701
Total accrued expenses	$248,729	$232,592

7. INCOME TAXES

The provision for income taxes consisted of:

(Thousands)	1999	1998	1997
CURRENTLY PAYABLE			
Federal	$255,600	$207,900	$180,500
State	52,900	42,400	29,900
	308,500	250,300	210,400
DEFERRED			
Federal	(2,000)	10,200	(23,600)
State	(500)	2,500	3,200
	(2,500)	12,700	(20,400)
Total provision	$306,000	$263,000	$190,000

A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

	1999	1998	1997
Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal income tax effect	4.5%	4.5%	4.5%
Other items, net	0.5%	0.5%	0.6%
Total	40.0%	40.0%	40.1%

Income taxes payable included net current deferred tax assets of $39.4 million and $38.4 million at January 29, 2000 and January 30, 1999. Current income tax obligations are treated as having been settled through the intercompany accounts as if the Company were filing its income tax returns on a separate company basis. Such amounts were $273.2 million, $232.7 million and $236.0 million in 1999, 1998 and 1997.

A summary of the effect of temporary differences that give rise to deferred income taxes follows:

(Thousands)

1999	Assets	Liabilities	Total
Excess of tax over book depreciation	–	$(30,300)	$(30,300)
State income taxes	$10,400	–	10,400
Inventory	24,000	–	24,000
Other, net	34,500	–	34,500
Total deferred income taxes	$68,900	$(30,300)	$ 38,600

1998	Assets	Liabilities	Total
Excess of tax over book depreciation	–	$(40,600)	$(40,600)
Special and nonrecurring charge	$ 4,500	–	4,500
State income taxes	9,900	–	9,900
Inventory	14,563	–	14,563
Other, net	47,737	–	47,737
Total deferred income taxes	$76,700	$(40,600)	$ 36,100

8. LONG-TERM DEBT

Long-term debt consists of notes which represent the Company's proportionate share of certain long-term debt of The Limited. The interest rates and maturities of the notes parallel those of the corresponding debt of The Limited.

Long-term debt consisted of:

(Thousands)	1999	1998
7½% debentures due March 2023	$100,000	$100,000
9⅛% notes due February 2001	150,000	150,000
8⅞% notes paid August 1999	–	100,000
	250,000	350,000
Less current portion of long-term debt	150,000	100,000
	$100,000	$250,000

Each of the notes is to be automatically prepaid concurrently with any prepayment of the corresponding debt of The Limited. The debt of The Limited corresponding to the 7 1/2% debentures maturing in 2023 is subject to early redemption by The Limited at its option beginning in 2003 at specified declining premiums. The other note is not subject to early redemption by The Limited. Interest paid was $36.1 million, $30.3 million and $30.4 million in 1999, 1998 and 1997.

9. RELATED PARTY TRANSACTIONS

Transactions between the Company and The Limited and its wholly-owned subsidiaries commonly occur in the normal course of business and principally consist of the following:

- Merchandise purchases
- Capital expenditures
- Real estate management and leasing
- Inbound and outbound transportation
- Corporate services

Information with regard to these transactions is as follows:

Significant purchases are made from Mast, a wholly-owned subsidiary of The Limited. Mast is a contract manufacturer and apparel importer. Prices are negotiated on a competitive basis by merchants of the Company with Mast.

The Company's real estate operations, which include all aspects of lease negotiations, ongoing dealings with landlords and developers, and lease and utility payments, are handled centrally by the Real Estate Division of The Limited. Specifically identifiable costs are charged directly to the Company. All other services-related costs not specifically attributable are allocated to the Company based on new and remodeled store construction projects and open retail selling square feet in relation to the totals for The Limited.

The Company's store design and construction operations are coordinated centrally by the Store Planning Division of The Limited ("Store Planning Division"). The Store Planning Division facilitates the design and construction of new stores and remodels and, upon completion, transfers store assets to the Company at actual cost. Store Planning Division expenses are charged to the Company based on new and remodeled store construction projects and open retail selling square feet in relation to the totals for The Limited.

The Company's inbound and outbound transportation expenses, exclusive of Victoria's Secret Catalogue (which maintains its own order fulfillment operation), are managed centrally by Limited Distribution Services, a wholly-owned subsidiary of The Limited. Inbound freight is charged to the Company based on actual receipts while outbound freight is charged based on weight shipped.

The Limited provides certain services to the Company including, among other things, aircraft, certain tax, treasury, legal, accounting and audit, corporate development, risk management, associate benefit plan administration, human resources and compensation, and government affairs services. Specifically identifiable costs are charged directly to the Company. All other services-related costs not specifically attributable to an operating business have been allocated to the Company based upon a percentage of sales.

The Company participates in The Limited's centralized cash management system. Under this system, cash received from the Company's operations is transferred to The Limited's centralized cash accounts and cash disbursements are funded from the centralized cash accounts on a daily basis. The intercompany account represents an interest-earning asset or interest-bearing liability. Interest on the intercompany account is calculated based on the Federal Reserve AA Composite 30-day rate. The amount of the intercompany payable to The Limited under these agreements at January 29, 2000 is $23.7 million.

The Company is charged rent expense, common area maintenance charges and utilities for stores shared with other consolidated subsidiaries of The Limited. The charges are based on square footage and represent the proportionate share of the underlying leases with third parties.

The Company is also charged rent expense and utilities at market rates for the distribution center and home office space that it occupies according to formal 15-year lease agreements, which contain options to renew.

The Company and The Limited have entered into intercompany agreements which establish the provision of services in accordance with the terms described above. The prices charged to the Company for services provided under these agreements may be higher or lower than prices that may be charged by third parties. It is not practicable to estimate what these costs would be if The Limited were not providing these services and the Company were required to purchase these services from outsiders or develop internal expertise. Management believes the charges and allocations described above are fair and reasonable.

The following table summarizes the related party transactions between the Company and The Limited and its wholly-owned subsidiaries:

(Thousands)	1999	1998	1997
Mast purchases	$536,301	$383,193	$360,192
Capital expenditures	117,613	73,603	75,474
Inbound and outbound freight	85,241	50,163	45,308
Corporate transactions	90,992	69,864	51,376
Store leases and other occupancy	30,322	26,223	38,700
Distribution center, MIS and home office expenses	32,882	22,955	17,302
Centrally managed benefits	53,961	44,064	40,736
Interest charges	32,017	30,050	30,326
Interest income	3,405	15,136	8,610

The Company has no arrangements with The Limited that result in the Company's guarantee, pledge of assets or stock to provide collateral for The Limited's debt obligations.

Proprietary credit cards accepted by the Company are offered to customers through Alliance Data Systems, a 31%-owned venture of The Limited.

10. STOCK OPTIONS AND RESTRICTED STOCK

Under the Company's stock plan, associates may be granted up to 18.4 million restricted shares or options to purchase the Company's common stock at the market price on the date of grant. Options generally vest 25% per year over the first four years of the grant. Of the options granted, 1.2 million options in 1999 and 0.2 million options in 1998 had graduated vesting schedules over six years. Options have a maximum term of ten years.

The Company measures compensation expense under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and no compensation expense has been recognized for its "Accounting for Stock-Based Compensation," the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model discussed below. If compensation expense had been determined based on the estimated fair value of options granted since 1995, consistent with the methodology in SFAS No. 123, the pro forma effects on the Company's net income and earnings per diluted share would have been a reduction of approximately $6.4 million or $0.03 per share in 1999, $3.8 million or $0.02 per share in 1998 and $2.8 million or $0.01 per share in 1997.

The weighted average per share fair value of options granted ($13.84, $6.99 and $5.23 during 1999, 1998 and 1997) was used to calculate the pro forma compensation expense. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 1999, 1998 and 1997: dividend yields of 1.8%, 2.8% and 3.1%; volatility of 36%, 34% and 27%; risk-free interest rates of 7%, 5% and 6%; assumed forfeiture rates of 20%, 20% and 15%; and expected lives of 5.2 years, 5.6 years and 6.5 years.

RESTRICTED SHARES

Approximately 170,000, 425,000 and 1,514,000 restricted shares were granted in 1999, 1998 and 1997, with market values at date of grant of $6.5 million, $12.9 million and $30.2 million. Restricted stock grants generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. In 1997, 1,155,000 restricted shares were granted with graduated vesting schedules over six years. These grants included 893,000 restricted shares with performance requirements, all of which have been met.

The market value of restricted shares is being amortized as compensation expense over the vesting period, generally four to six years. Compensation expense related to restricted stock awards amounted to $10.4 million, $11.6 million and $10.0 million in 1999, 1998 and 1997.

A summary of stock options outstanding for 1999 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$12 - $20	3,905,000	7.1	$18	1,147,000	$17
$21 - $30	1,359,000	8.1	$25	271,000	$23
$31 - $40	1,658,000	9.1	$37	–	–
$41 - $52	294,000	9.4	$44	–	–
$12 - $52	7,216,000	7.9	$25	1,418,000	$18

A summary of stock option activity follows:

	1999		1998		1997	
	Number of Shares	Weighted Average Option Price	Number of Shares	Weighted Average Option Price	Number of Shares	Weighted Average Option Price
Outstanding at beginning of year	5,842,000	$19.83	4,518,000	$17.76	1,606,000	$15.10
Granted	2,008,000	38.30	1,800,000	24.20	3,228,000	18.90
Exercised	(503,000)	17.19	(287,000)	15.55	(69,000)	15.25
Canceled	(131,000)	27.60	(189,000)	18.48	(247,000)	16.74
Outstanding at end of year	7,216,000	$24.94	5,842,000	$19.83	4,518,000	$17.76
Options exercisable at year-end	1,418,000	$18.23	926,000	$16.77	439,000	$15.58

11. RETIREMENT BENEFITS

The Company participates in a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan sponsored by The Limited. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of the associates' eligible annual compensation. The cost of these plans was $17.2 million, $14.4 million and $12.7 million in 1999, 1998 and 1997.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

CURRENT ASSETS AND CURRENT LIABILITIES

The carrying value of cash equivalents, accounts receivable, accounts payable, current portion of long-term debt and accrued expenses approximates fair value because of their short maturity.

LONG-TERM DEBT

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of the Company's long-term debt at January 29, 2000 and January 30, 1999 was $88.9 million and $257.5 million compared to the carrying value of $100.0 million in 1999 and $250.0 million in 1998.

13. SEGMENT INFORMATION

The Company identifies operating segments based on a business's operating characteristics and whether management reports directly to the Chairman. Reportable segments were determined based on the similar economic characteristics of the retail businesses and the similar methods used to distribute products and combine the store-based operations of Victoria's Secret Stores and Bath & Body Works. Due to a change in how the operations of Gryphon are integrated into the retail businesses, including changes in intercompany pricing, Gryphon is now included in the retail segment. All prior periods have been restated to reflect this change. The Catalogue segment consists of the Victoria's Secret Catalogue operations. Sales outside the United States were not significant.

Segment information follows:

(Thousands)

	Retail	Catalogue	Other	Reconciling Items	Total
1999					
Net sales	$3,711,840	$798,996	–	–	$4,510,836
Depreciation and amortization	95,869	8,756	–	–	104,625
Operating income (loss)	825,485	71,564	$(103,533)	–	793,516
Total assets	1,059,297	193,610	92,084	–	1,344,991
Capital expenditures	203,387	2,119	10	–	205,516
1998					
Net sales	$3,126,418	$759,335	–	–	$3,885,753
Depreciation and amortization	92,665	8,556	–	–	101,221
Operating income (loss)	697,427	65,113	$ (91,691)	–	670,849
Total assets	930,018	179,045	339,014	–	1,448,077
Capital expenditures	110,148	9,580	1,815	–	121,543
1997					
Net sales	$2,883,494	$734,362	–	–	$3,617,856
Depreciation and amortization	93,221	6,943	$ 6,033	–	106,197
Operating income (loss)	591,237	71,508	(99,593)	$(67,600)*	495,552
Total assets	825,087	218,335	304,278	–	1,347,700
Capital expenditures	102,743	17,619	3,913	–	124,275

**Includes special and nonrecurring charge of $67.6 million (see Note 2).*

In addition to its operating segments, management also focuses on Victoria's Secret as a brand. Sales of the Victoria's Secret brand grew 13% in 1999 and 6% in 1998 and totaled $2.937 billion in 1999, $2.588 billion in 1998 and $2.436 billion in 1997.

14. QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial results follow:

(Thousands except per share amounts)

	First	Second	Third	Fourth
1999 QUARTERS				
Net sales	$877,821	$1,017,109	$814,158	$1,801,748
Gross income	326,592	393,865	315,678	819,650
Net income *	52,706	88,903	38,443	278,852
Net income per share:				
Basic	$ 0.21	$ 0.36	$ 0.15	$ 1.12
Diluted *	0.21	0.35	0.15	1.10
1998 QUARTERS				
Net sales	$770,868	$ 874,708	$708,985	$1,531,192
Gross income	266,857	331,014	267,378	703,442
Net income	46,827	75,862	39,527	231,983
Net income per share:				
Basic	$ 0.18	$ 0.29	$ 0.15	$ 0.89
Diluted	0.18	0.28	0.15	0.88

* *In the fourth quarter of 1999, the Company changed its accounting for gift certificates, store credits and layaway sales. The Company filed an amended Form 10-K for fiscal year ended January 30, 1999 to reflect this accounting change. Prior to this restatement, net income and net income per diluted share amounts reported in the Company's 1999 quarterly reports on Form 10-Q were as follows: first quarter, $46.4 million and $0.19; second quarter, $85.8 million and $0.34; and third quarter, $37.9 million and $0.15.*

The Company's common stock is traded on the New York Stock Exchange ("IBI"). On January 29, 2000, there were approximately 2,800 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company sponsored retirement plans and others holding shares in broker accounts under street names, the Company estimates the shareholder base at approximately 60,000.

MARKET PRICE AND DIVIDEND INFORMATION:

	Market Price		Cash Dividend
FISCAL YEAR END 1999	High	Low	Per Share
4th Quarter	$43 11/16	$31	$0.14
3rd Quarter	45 1/2	36 5/8	0.14
2nd Quarter	51 3/4	42 5/16	0.14
1st Quarter	48 13/16	37 1/16	0.13
FISCAL YEAR END 1998			
4th Quarter	$38 5/16	$22 1/16	$0.13
3rd Quarter	22 5/16	17 5/8	0.13
2nd Quarter	28 11/16	21 1/16	0.13
1st Quarter	27 11/16	24 3/4	0.13

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF INTIMATE BRANDS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Intimate Brands, Inc. and its subsidiaries at January 29, 2000 and January 30, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 2000 (on pages 49 – 60) in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Columbus, Ohio
February 16, 2000